Exhibit 99.2

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to the reference to our name and the description of our role in the valuation process described in the headings “Net Asset Value Calculation and Valuation Guidelines - Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines - Our Current and Historical NAV Calculations” and the reference to our name in the heading “Experts” being included in the Registration Statement on Form S-11 of Cottonwood Communities, Inc. to be filed on the date hereof, and in the prospectus to be included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.

Altus Group U.S. Inc.

October 29, 2024